UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LiquidityEdge LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Hudson Yards, 15th Floor
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER GEROSA 212-813-6343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Gerosa _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LiquidityEdge LLC _____, as

of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



LAUREN D CARROLL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02CA6141911
Qualified in Richmond County
My Commission Expires 05-14-2022

Lauren D. Carroll
Notary Public

Signature

FINOP _____

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LiquidityEdge LLC
Consolidated Financial Statements
and Supplementary Schedules
December 31, 2019

LiquidityEdge LLC
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of LiquidityEdge LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of LiquidityEdge LLC and its subsidiary (Successor) (the "Company") as of December 31, 2019, and the related consolidated statements of operations and comprehensive income (loss), of changes in members' equity and of cash flows for the two month period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the two month period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

PricewaterhouseCoopers LLP, *300 Madison Avenue, New York, New York 10017-6204*
T: 646 471 3000; F: 813 286 6000 Rightfax, www.pwc.com/us



supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
March 2, 2020

We have served as the Company's auditor since 2019.



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of LiquidityEdge LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income (loss), of changes in members' equity and of cash flows of LiquidityEdge LLC and its subsidiary (Predecessor) (the "Company") for the ten month period ended October 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the ten month period ended October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 2, 2020

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, *300 Madison Avenue, New York, New York 10017-6204*
T: 646 471 3000; F: 813 286 6000 Rightfax, www.pwc.com/us

LiquidityEdge LLC
Consolidated Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$	3,077,972
Deposit with clearing broker		2,971,634
Accounts receivable, net of allowance of $5,373		3,361,345
Goodwill		87,125,123
Intangible assets, net of accumulated amortization of $403,333		58,376,667
Software development costs, net of accumulated amortization of $29,299		500,494
Prepaid expenses and other assets		95,130
Total assets	**$**	**155,508,365**

Liabilities and Members' Equity

Liabilities

Accrued employee compensation	$	1,488,897
Accounts payable and other liabilities, including accounts payable to affiliates of $610,929		1,731,438
Total liabilities		**3,220,335**
Members' Equity		152,288,030
Total liabilities and Members' equity	**$**	**155,508,365**

The accompanying notes are an integral part of these financial statements.

4

LiquidityEdge LLC
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Periods Ended October 31, 2019 and December 31, 2019

	Predecessor Ten Months Ended October 31, 2019	Successor Two Months Ended December 31, 2019
Revenues		
Commissions	$ 11,792,280	$ 2,459,756
Total revenues	**11,792,280**	**2,459,756**
Expenses		
Employee compensation and benefits	2,995,905	703,178
Service agreement fees to affiliates	232,643	351,568
Technology and communications	2,979,848	623,910
Depreciation and amortization	114,462	432,632
Marketing and advertising	170,104	7,608
General and administrative	578,826	10,751
Professional and consulting fees	958,985	138,900
Third-party clearing costs	2,654,685	547,204
Occupancy	137,285	40,939
Total expenses	**10,822,743**	**2,856,690**
Net income (loss)	**969,537**	**(396,934)**
Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	—	8,366
Comprehensive income (loss)	**$ 969,537**	**$ (388,568)**

The accompanying notes are an integral part of these financial statements.

5

LiquidityEdge LLC
Consolidated Statements of Changes in Members' Equity
For the Periods Ended October 31, 2019 and December 31, 2019

Predecessor		Total Members' Equity
Balance at December 31, 2018	$	6,201,952
Net income		969,537
Balance at October 31, 2019	$	7,171,489

Successor		Total Members' Equity
Balance at November 1, 2019	$	152,676,598
Net (loss)		(396,934)
Foreign currency translation adjustment		8,366
Balance at December 31, 2019	$	152,288,030

The accompanying notes are an integral part of these financial statements.

LiquidityEdge LLC
Consolidated Statements of Cash Flows
For the Periods Ended October 31, 2019 and December 31, 2019

	Predecessor Ten Months Ended October 31, 2019	Successor Two Months Ended December 31, 2019
Cash flows from operating activities		
Net income (loss)	$ 969,537	$ (396,934)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	114,462	432,632
Goodwill fair value adjustment	—	(375,140)
Changes in operating assets and liabilities:		
(Increase) in accounts receivable	(407,211)	(1,545,519)
(Increase) decrease in prepaid expenses and other assets	(33,078)	63,752
(Decrease) increase in accrued employee compensation	(50,076)	538,973
(Decrease) increase in accounts payable and other liabilities	(442,334)	856,551
Net cash provided by (used in) operating activities	**151,300**	**(425,685)**
Cash flows from investing activities		
Purchases of equipment	(5,640)	—
Capitalization of software development costs	(78,978)	(2,412)
Net cash (used in) investing activities	**(84,618)**	**(2,412)**
Effect of exchange rate changes on cash and cash equivalents	—	**8,366**
Net increase (decrease) for the period	66,682	(419,731)
Cash and cash equivalents including restricted cash		
Beginning of period	6,402,655	6,469,337
End of period	**$ 6,469,337**	**$ 6,049,606**
Supplemental cash flow information		
Goodwill allocated and contributed by Parent	$ -	$ 87,125,123
Intangible assets allocated and contributed by Parent	$ -	$ 58,780,000

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Principal Business Activity

LiquidityEdge LLC ("the Company") was incorporated in the State of Delaware on October 16, 2014, and operates an electronic trading platform for U.S. Treasuries. The Company owns 100% of LiquidityEdge UK Ltd. (the "Subsidiary").

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

On November 1, 2019 all of the outstanding equity interests of the Company were acquired (the "Acquisition") pursuant to the terms and conditions of the Unit Purchase Agreement entered into among the Company, the Company's former parent, RF7, LLC ("RF7"), MarketAxess Holdings Inc. (the "Parent") and certain other persons named therein on August 12, 2019 (as amended, the "Agreement"). See Note 3 Change in Ownership for further discussion.

The Company's Parent is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany transactions and balances have been eliminated.

The Acquisition was accounted for under the acquisition method of accounting and pushdown accounting was applied to record the fair value of the assets and liabilities of LiquidityEdge on the Acquisition date. The application of pushdown accounting represents the termination of the prior reporting entity and the creation of a new reporting entity, which does not have the same basis of accounting. As a result, the Consolidated Statement of Financial Condition of the Company at December 31, 2019, reflects the fair value adjustments made to the assets and liabilities of the Company at the date of Acquisition and the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss), Consolidated Statements of Cash Flows and Consolidated Statements of Members' Equity are presented for two periods: predecessor and successor, which relate to the ten-month period and two-month period preceding and succeeding the Acquisition, respectively.

Goodwill and Intangible Assets

An impairment review of goodwill is performed on an annual basis, at year-end, or more frequently if circumstances change. Intangible assets with definite lives, including customer relationships and other intangible assets, are amortized over their estimated useful lives which range from one to 15 years using either a straight-line or accelerated amortization method based on the pattern of economic benefits the Company expects to realize from such assets. Intangible assets are assessed for impairment when events or circumstances indicate the existence of a possible impairment.

Accounting Pronouncements, Recently Adopted

In August 2018, the FASB issued ASU 2018-15, "Intangibles—Goodwill and Other—Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract" ("ASU 2018-15"). The standard requires the capitalization of implementation costs incurred in a cloud computing arrangement to be aligned with the requirements for capitalizing costs incurred to develop or obtain internal-use software. The updated guidance is effective for reporting periods beginning after December 15, 2019, with early adoption permitted. The Company adopted ASU 2018-15 effective November 1, 2019 on a prospective basis. The adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18") requiring amounts generally described as restricted cash or restricted cash equivalents be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the statement of cash flows. The Company adopted ASU 2016-18 effective January 1, 2019 on a prospective basis. Upon adoption, the Consolidated Statements of Cash Flows includes $3,652,116 and $3,482,021 for the predecessor and successor periods, respectively, in cash and cash equivalents including restricted cash, beginning of period. Restricted cash of $3,482,021 and $2,971,634 as of October 31, 2019 and December 31, 2019, respectively, was included in the end of period cash and cash equivalents balances on the Company's Consolidated Statements of Cash Flows.

Accounting Pronouncements, Not Yet Adopted as of December 31, 2019

In January 2017, the FASB issued ASU 2017-04, "Intangibles-Goodwill and Other" ("ASU 2017-04"). ASU 2017-04 simplifies the testing for goodwill impairment. The guidance will be effective for the Company beginning January 1, 2020. The adoption of this guidance is not expected to have a material effect on the Company's Consolidated Financial Statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash that is primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to its deposits at this bank. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Fair Value Measurements

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Certain financial instruments, including cash and cash equivalents, deposit with clearing broker, accounts receivable and accounts payable, including accounts payable to affiliates are short-term in nature and the carrying amount reported on the Consolidated Statement of Financial Condition approximates fair value. Cash and cash equivalents and deposit with clearing broker are considered Level 1 financial assets while all other financial instruments listed above are considered Level 2.

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from commissions. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expenses in the Company's Consolidated Statement of Operations and Comprehensive Income (Loss).

Deposit with Clearing Broker

The deposit with a clearing broker consists of cash on deposit with a third-party clearing broker with whom the Company maintains a securities clearing agreement.

Depreciation

For the predecessor period from January 1, 2019 to October 31, 2019, fixed assets were carried at cost less accumulated depreciation. The Company utilized the straight-line method of depreciation over three to five years. The Company amortized leasehold improvements on a straight-line basis over the lesser of the life of the improvement or the remaining term of the lease. Depreciation expense for the predecessor period from January 1, 2019 to October 31, 2019 was $114,462.

Software Development Costs and Amortization

The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third-party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated using exchange rates at the end of the period; revenues and expenses are translated at average monthly rates. Gains and losses on foreign currency translation are a component of foreign currency translation adjustment and transaction gains and losses are recorded in general and administrative in the Consolidated Statements of Operations and Comprehensive Income (Loss). At Acquisition, the Company determined the functional currency of the Subsidiary to be British Pounds Sterling.

Revenue Recognition

Commission Revenue. The Company executes trades on a matched principal basis by serving as counterparty to both the buyer and the seller. The Company charges its customers variable transaction fees for trades executed on its platform. Variable transaction fees are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and volume of the bond traded. Variable transaction fees are invoiced and recorded on a monthly basis.

Commissions and the related clearing expenses are recorded on trade date, which is the date the trade order is filled via the Company's platform by finding and contracting with a counterparty and confirms the trade with each customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes

The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the members in their respective returns. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements.

The Company is subject to New York City Unincorporated Business Tax ("UBT") on taxable income allocated to New York City at a rate of 4% for calendar year 2019.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

The Company acts as matched principal counterparty in connection with transactions that it executes between clients. The company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades which then settle through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit and performance risks in its role as a matched principal trading counterparty to its clients executing bond trades on its platform, including the risk that counterparties that owe the Company money or securities will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash includes cash that is primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at this bank. As of December 31, 2019, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation limit of $250,000.

3. Change in Ownership

The Parent completed its Acquisition of the Company on November 1, 2019. The aggregate consideration paid by the Parent for the Acquisition was $152,676,598 and is subject to customary adjustments for cash on hand, outstanding debt, transaction expenses and working capital as set forth in the Agreement. The assets and liabilities of the Company were recorded at fair value as of the date of the Acquisition. Through the application of pushdown accounting, the entire purchase price was allocated to the Company and the Company recorded goodwill of $86,749,983 and intangible assets of $58,780,000.

The Parent has completed a preliminary allocation of the purchase price to the fair value of assets acquired and liabilities assumed at the date of Acquisition. The Parent utilized an independent third-party to determine the fair value of the acquired intangible assets. It is possible that the purchase price allocation will be adjusted upon finalization of the accounting for the acquired assets. The following table reflects the preliminary new basis for the Company's assets and liabilities at the date of Acquisition, which have been reflected in the Company's Consolidated Statement of Financial Condition:

	At November 1, 2019
Purchase price	$ 152,676,598
Less: acquired cash	(2,986,318)
Purchase price, net of acquired cash	149,690,280
Accounts receivable	(1,839,131)
Intangible assets	(58,780,000)
Prepaid expenses and other assets	(3,617,598)
Capitalized software	(527,381)
Accounts payable, accrued expenses and other liabilities	1,823,813
Goodwill	$ 86,749,983

The acquired intangible assets are as follows at November 1, 2019:

	Costs	Useful Lives
Customer relationships	$ 58,690,000	15 years
Tradename - finite life	90,000	1 year
Total	$ 58,780,000	

LiquidityEdge LLC
Notes to Consolidated Financial Statements
December 31, 2019

4. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2019, the Company had net capital of $4,082,031 which exceeded its required net capital of $214,689 by $3,867,342. The Company's ratio of aggregate indebtedness to net capital was 0.79 to 1.

The Company claims exemption from SEC Rule 15c3-3(k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

5. Goodwill and Intangible Assets

The following is a summary of changes in goodwill for the successor period:

Successor	December 31, 2019
Balance at November 1, 2019	$ 86,749,983
Adjustments to preliminary purchase price allocation	375,140
Balance at December 31, 2019	$ 87,125,123

Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised of the following:

	Successor		
	December 31, 2019		
	Cost	Accumulated amortization	Net Carrying amount
Customer relationships	$ 58,690,000	$ (388,333)	$ 58,301,667
Tradename - finite life	90,000	(15,000)	75,000
Total	$ 58,780,000	$ (403,333)	$ 58,376,667

Amortization expense associated with identifiable intangible assets was $403,333 for the successor period from November 1, 2019 to December 31, 2019. The following table summarizes the Company's estimated amortization expense for the following future periods:

Year ended December 31,	
2020	$ 2,875,833
2021	5,346,667
2022	6,544,833
2023	7,561,000
2024	6,460,000

6. Software Development Costs

Software development costs are comprised of the following:

Successor		December 31, 2019
Software development costs	$	529,793
Accumulated amortization		(29,299)
Total software development costs, net	$	500,494

There was no amortization expense recognized for capitalized software development costs for the predecessor period from January 1, 2019 through October 31, 2019. For the successor period from November 1, 2019 through December 31, 2019 software development costs of $2,412 were capitalized and amortization expense recognized was $29,299. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Consolidated Statements of Operations and Comprehensive Income, respectively.

7. Affiliate Transactions

The Company incurred allocated expenses from RF7 and its affiliate of $2,154,949 comprised of salaries, occupancy and other various operating expenses, for the predecessor period from January 1, 2019 to October 31, 2019.

The Company incurred allocated expenses from the Parent including occupancy, utilities and office maintenance, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs were $51,126 for the successor period from November 1, 2019 to December 31, 2019. The amount due to the Parent was $40,939 as of December 31, 2019 and is included in accounts payable and other liabilities on the Consolidated Statement of Financial Condition.

The Company is charged by an affiliate for compensation costs of shared resources, which includes sales, legal and compliance, finance and accounting, marketing, IT and trade support and general management personnel. The allocated costs are based on an internal methodology and amounted to $591,153 for the year ended December 31, 2019. As of December 31, 2019, the amount due to this affiliate was $494,015 and is included in accounts payable on the Consolidated Statement of Financial Condition.

The Company is charged for shared resources by an affiliate. The total amount charged to the Company was $139,535 for the successor period from November 1, 2019 to December 31, 2019. As of December 31, 2019 the amount due to this affiliate was $75,975 and is included in accounts payable on the Consolidated Statement of Financial Condition.

8. Commitments and Contingencies

The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades which settle through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under securities clearing agreements with third-party clearing brokers, the Company maintains collateral deposits with the clearing brokers in the form of cash. As of December 31, 2019 the total deposits with the clearing broker and a third party were $2,971,634 and is disclosed in the Consolidated Statement of Cash Flows as restricted cash. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is a miscommunication or other error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreement, the clearing broker has the right to charge

the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to this right for the year ended December 31, 2019.

9.   Customer Concentration

During the predecessor period from January 1, 2019 to October 31, 2019 a total of three customers accounted for more than 10% of the Company's revenues. Total revenue from these customers was $6,455,465 or approximately 54.9% of gross revenue during the predecessor period.

During the successor period from November 1, 2019 to December 31, 2019 a total of three customers accounted for more than 10% of the Company's revenues. Total revenue from these customers was $1,355,593 or approximately 55.1% of gross revenue during the successor period.

10.   Trading Platform

The Company utilizes a third-party trading platform ("the Platform") to facilitate the execution of customer orders. The Company's Platform is supported by State Street Corporation ("State Street"). Under an agreement, the Company agrees to white label GovEx and offer the platform to its clients. The Company can resell to another party to white label. The Company relies on StateStreet to provide technical support and updates for the Platform and could be negatively impacted should StateStreet cease providing these services. Pursuant to the agreement, the Company is charged a fee, which is tiered based upon aggregate revenues, associated with orders executed on the platform. These fees are recorded in technology and communications costs in the Company's Consolidated Statements of Operations.

11.   Subsequent Events

The Company evaluated whether any other events or transactions occurred subsequent to the date of the Consolidated Statement of Financial Condition until March 2, 2020, and determined that there were no additional material events or transactions that would require recognition or disclosure in these consolidated financial statements.

LiquidityEdge LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019   **Supplementary Schedule I**

	Successor
Net Capital	
Total members' equity	$ 152,288,030
Deductions	
Nonallowable assets	
Accounts receivable, net	2,096,543
Goodwill	87,125,123
Intangible assets, net of accumulated amortization	58,376,667
Software development costs, net	500,494
Prepaid expenses and other assets	95,130
Other deductions	
Cash held at subsidiary	12,042
Net capital	**4,082,031**
Required net capital (greater of $5,000 or 6-2/3% of aggregate indebtedness)	214,689
Excess net capital	$ **3,867,342**
Aggregate indebtedness	$ 3,220,335
Ratio of aggregate indebtedness to net capital	**0.79 to 1**

There are no material differences between the calculation above and the
Company's unaudited amended FOCUS Report as of December 31, 2019 as filed
on March 2, 2020.

LiquidityEdge LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019   **Supplementary Schedule II**

The Company is exempt from the reserve requirements of SEC Rule 15c3-3, as the Company's activities are limited to those described in the exemption provision of paragraphs (k)(2)(ii) of SEC Rule 15c3-3.

LiquidityEdge LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019   **Supplementary Schedule III**

The Company is exempt from the reserve requirements of SEC Rule 15c3-3, as the Company's activities are limited to those described in the exemption provision of paragraphs (k)(2)(ii) of SEC Rule 15c3-3.